

15027208

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-68887

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
MM/DD/YY                                                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CITIC Securities International USA, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___510 Madison Avenue 12th Floor___
(No. and Street)

New York                                NY                                10022
(City)                                  (State)                           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daijiang Guo, CEO                                       (212) 376-1200
                                                        (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - if individual, state last, first, middle name)

1185 Avenue of the Americas          New York          NY          10036
(Address)                            (City)            (State)     (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public
accountant     must be supported by a statement of facts and circumstances relied on as the basis for the exemption.
See section 240.17a-5(e)(2).SEC 1410 (3-91)

# CITIC Securities International USA, LLC

## TABLE OF CONTENTS

**This report contains (check all applicable boxes):**

[x]     Independent Auditors' Report.
[x]     Facing Page.
[x]     Statement of Financial Condition.
[ ]     Statement of Operations.
[ ]     Statement of Changes in Member's Equity.
[ ]     Statement of Cash Flows.
[ ]     Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]     Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
                under the Securities Exchange Act of 1934.
[ ]     Computation for Determination of Reserve Requirements for Brokers and Dealers
                Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]     Information Relating to the Possession or Control Requirements for Brokers and
                Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]     A Reconciliation, including appropriate explanations, of the Computation of Net Capital
                Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
                Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]     A Reconciliation Between the Audited and Unaudited Statements of Financial
                Condition With Respect to Methods of Consolidation (not applicable).
[x]     An Affirmation.
[ ]     A copy of the SIPC Supplemental Report.
[ ]     A report describing any material inadequacies found to exist or found to have existed since
                the date of the previous audit (Supplemental Report on Internal Control).
[ ]     Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ]     Management Statement Regarding Exemption from Rule 15c3-3

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AFFIRMATION

I, Daijiang Guo, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CITIC Securities International USA, LLC for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CEO
_____
Title

Subscribed and sworn
to before me

Yuen Na Chun
Notary Public, State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1st, 2018

# Contents





## Report of Independent Registered Public Accounting Firm

To the Managing Member
CITIC Securities International USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of CITIC Securities International USA, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CITIC Securities International USA, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

*McGladrey LLP*

New York, New York
February 27, 2015

1

# CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

## Statement of Financial Condition
## December 31, 2014

**Assets**

| | |
|---|---:|
| Cash | $ 2,173,084 |
| Receivable from clearing brokers | 18,312,940 |
| Receivable from Parent | 3,266,479 |
| Receivable from affiliate | 971,019 |
| Accounts receivable | 94,000 |
| Prepaid expenses | 487,494 |
| **Total assets** | **$25,305,016** |

**Liabilities and Member's Equity**

**Liabilities:**

| | |
|---|---:|
| Securities sold not yet purchased, at fair value | $ 6,769,570 |
| Compensation payable | 1,102,944 |
| Deferred Compensation payable | 329,596 |
| Payable to affiliates | 152,869 |
| Accounts payable, accrued expenses and other liabilities | 116,626 |
| Deferred rent liability | 128,991 |
| **Total liabilities** | **8,600,596** |
| Member's equity | 16,704,420 |
| **Total liabilities and member's equity** | **$25,305,016** |

The accompanying notes are an integral part of this financial statement.

# CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

## Notes to Statement of Financial Condition
### December 31, 2014

**Note 1. Nature of Operations**

CITIC Securities International USA, LLC (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of CSI USA Securities Holdings Inc. ("CSI Holdings").

CSI Holdings is a wholly owned subsidiary of CITIC Securities Company Limited (the "Parent"), an investment bank based in China that is listed on the Shanghai Stock Exchange and the Hong Kong Stock Exchange. The Parent is a leading full-service investment bank that provides investment banking, brokerage, independent equity research, asset management and investment services with branch offices and subsidiaries throughout China.

The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Exchange Act") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and hold no customer cash or securities. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company acts as a broker for U.S. institutional customers in the purchase and sales of foreign securities, U.S. equities, American Depositary Receipts ("ADRs") and fixed income securities. The Company executes and clears foreign trades through the Company's Hong Kong broker-dealer affiliates ("CSB(HK)") on a Delivery versus Payment (DVP)/Receive versus Payment (RVP) basis. Clearing and settlement for the U.S. equities and ADRs and fixed income securities are settled and cleared through Goldman Sachs and the Industrial and Commercial Bank of China ("ICBC") on a fully disclosed basis. The Company does not perform proprietary trading and does not take risk and/or positions when executing orders on behalf of clients.

**Note 2. Summary of Significant Accounting Policies**

Basis of Presentation: These financial statements were prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash: Cash includes deposits held in unaffiliated banks. A substantial amount of these deposits are not insured under United States federal insured limits and such are subject to losses.

Securities Sold Not Yet Purchased: Securities transactions and related gains and losses are recorded at fair value on a trade-date basis. Gains and losses are reflected in investment loss on the statement of operations.

Investment Valuation: In accordance with US GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with the fair value hierarchy, investment is categorized into three levels based on the inputs as follows:

3

### Note 2.    Summary of Significant Accounting Policies (Continued)

Level 1:    Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2:    Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:    Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques: The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. The fair value for government securities are valued using quoted market prices. Long positions in government securities are valued at the last bid price and short positions are valued at the last ask price. Valuation adjustments are not applied.

Translation of Foreign Currency: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net loss.

Revenue Recognition: All commission income and expenses are recorded on a trade-date basis. Research-related fees are recorded as earned.

Bonus Expense: The bonus expense is an estimate based on the bonus payments made in the prior year. The majority of the bonuses will be paid in three installments with vesting conditions. To the extent the terms of the contract attribute all or a portion of the expected future benefits to an individual year of the employee's

### Note 2. Summary of Significant Accounting Policies (Continued)

service, the costs of those benefits will be recognized in that year. To the extent the terms of the contract attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits shall be accrued over that period of the employee's service.

Concentration of Credit Risk: The Company maintains all of its cash balances at one major global financial institution. A significant portion of the cash balance is held at this financial institution outside the U.S. However, the Company does not believe that these amounts are exposed to significant risk.

Income Taxes: The Company is a single member limited liability company whose parent is a C corporation for federal income tax purposes. The Company is a disregarded entity for tax purposes and its income (loss) is included in CSI Holdings' return. Income taxes are calculated as if the company files on a separate return basis, and the amount of current tax or benefit calculated is either payable to or receivable from CSI Holdings. At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination since inception in 2011.

### Note 3. Fair Value Measurements

The following table presents information about the Company's liabilities measured at fair value as of December 31, 2014

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Liabilities | | | | |
| Securities sold not yet purchased, at fair value | | | | |
| U.S. Government obligations | $(6,769,570) | $ - | $ - | $(6,769,570) |

There were no transfers between levels of the fair value hierarchy for liabilities measured at fair value during the year 2014.

### Note 4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined shall not be less than $250,000. At December 31, 2014, the Company had net capital of $11,671,229, which was $11,421,229 in excess of its required net capital of $250,000.

**Note 5.    Commitments**

The Company leases office space under a noncancelable lease agreement that expires June 30, 2017. The future minimum annual base rent payments under this agreement are as follows:

| Year Ending December 31, 2014 | | Total Commitments |
|---|---|---|
| 2015 | $ | 1,178,750 |
| 2016 | | 1,213,250 |
| 2017 | | 615,250 |
| | $ | 3,007,250 |

The lease has provisions for real estate tax and operating escalations. CSI Holdings has entered into an irrevocable letter of guaranty to the landlord in case of default on the lease agreement.

Guaranteed Bonuses: In the ordinary course of business, the Company has entered into certain contractual agreements with its employees. The Company is obligated to pay $38,000 in guaranteed bonuses in 2015.

Deferred Bonuses: The Company's policy is to recognize 82% of the discretionary bonus amount to be paid in April 2015 for the year ended December 31, 2014. The remaining 18% will be paid in two installments with vesting conditions in the subsequent two years which amounted to $198,000.

Deposits at Clearing Brokers: The Company is required to maintain a minimum clearing deposit of $1,000,000 with its clearing broker, Goldman Sachs Execution and Clearing, L.P. ("GSEC"). The Company is also required to maintain a minimum net capital of $750,000 per the clearing agreement with GSEC. The Company is also required to maintain a clearing deposit of $10,500,000 with its other clearing broker, Industrial and Commercial Bank of China Financial Services ("ICBC").

**Note 6.    Receivable From and Payable to Clearing Brokers**

Receivable from clearing brokers at December 31, 2014 consists of the following:

| | Receivable/( Payable) |
|---|---|
| Deposits at clearing brokers | $11,500,000 |
| Fees and commissions receivable/payable | 6,812,940 |
| | $18,312,940 |

The Company clears certain of its customer transactions through another clearing broker on a fully disclosed basis. The amount receivable from GSEC and ICBC relates to the aforementioned transactions.

# CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

## Notes to Statement of Financial Condition
## December 31, 2014

### Note 7.    Related Party Transactions

At December 31, 2014, $971,019 is receivable from CSB(HK) for net commission earned and is included in the statement of financial condition under receivable from affiliate.

In addition, the Company incurred expenses for human resources and payroll services provided by CITIC Securities International Company Ltd. ("CSI Ltd"). The Company incurred expenses of $36,000 for the year ended December 31, 2014, all of which remains unpaid at December 31, 2014. This amount is included in the payable to affiliates of $152,869. CSI Ltd also paid various technology, legal and travel expenses on the Company's behalf.

The receivable from Parent in the statement of financial condition represents the net balance due to the Company for allocation of office establishment cost and certain payments made to the Parent.

All transactions with related parties are settled in the normal course of business. The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

### Note 8.    Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

During the year, the Company had an increase in the deferred tax asset of approximately $2,961,000. The Company has a deferred tax asset of approximately $6,158,000 as of December 31, 2014. The majority of the deferred tax asset is related to federal and state and local net operating loss ("NOL") carryforwards, which begin to expire in 2034.

Management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

### Note 9.    Indemnifications and Off-Balance-Sheet Risks

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

# CITIC Securities International USA, LLC
(An Indirect Wholly-Owned Subsidiary of CITIC Securities Company Limited)

## Notes to Statement of Financial Condition
## December 31, 2014

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company earns a significant portion of their commission income from foreign trades executed and cleared through the Company's Hong Kong broker-dealer affiliates. As such, any foreign country regulations may have significant impact on the Company's operations.

### Note 10.    Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.